UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

4 December 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Director Declaration

CRH plc

4th December 2020

Pursuant to paragraph 9.6.13 of the Listing Rules, CRH plc hereby notifies the following in relation to Mr. Richard Fearon and Mr. Lamar McKay, who joined the Board with effect from 3rd December 2020:

(a)        in the last five years Mr. Fearon has been a director of the following publicly quoted companies:

Current:

Avient Corporation
Crown Holdings, Inc.
Eaton Corporation plc

Past:

-

(b)        in the last five years Mr. McKay has not been a director of any publicly quoted company.

(c)        there are no details requiring disclosure in respect of the appointments of Mr. Fearon or Mr. McKay under paragraph 9.6.13 (2) to (6).

Contact:

Neil Colgan
Company Secretary
Tel: +353 1 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 4 December 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary